FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of December, 2019

Gilat Satellite Networks Ltd.

(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated December 17, 2019, announcing that Gilat's ESA Terminal Demonstrates First-ever In-Flight Operation on Commercial Aircraft.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated December 17, 2019	By:	/s/ Yael Shofar
Yael Shofar
General Counsel

Gilat's ESA Terminal Demonstrates First-ever In-Flight Operation on
Commercial Aircraft

Outstanding accomplishment well positions Gilat to win the vast opportunities in the
ESA market

Industry milestone achieved by linking Gilat's ESA terminal onboard Honeywell's commercial test aircraft to Ka-band capacity on Telesat's T19V satellite

Petah Tikva, Israel, December 17, 2019 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that Gilat's In-Flight Connectivity (IFC) Electronically Steered Antenna (ESA) is the first-ever to operate during flight on a commercial aircraft, thus well positioning Gilat to win the vast opportunities in the fast changing market of ESA. The industry milestone was achieved onboard Honeywell's Boeing 757 test aircraft with Gilat's ESA terminal operating over Ka-band capacity on Telesat's Telstar 19 VANTAGE High Throughput Satellite (HTS).

Gilat's high throughput antenna demonstrated remarkable scores with complete gate-to-gate operation. Gilat's ESA has no moving parts, full electronic beam steering and a flat panel with an extremely low profile. Gilat's innovative design combines the benefits of ESA with the advantages of Ka-band, as highlighted by the performance achieved in this testing. The ESA terminal can serve both GEO and NGSO constellations that operate in Ka-band and features Gilat’s industry leading aero modem.

“Honeywell sees the electronically steered antenna as a key future technology, and this test is an important milestone showcasing its potential,” said Kevin Calcagni, Chief Technology Officer at Honeywell Connected Enterprise, Aerospace. "We have been investing in this technology for several years, and in parallel look to industry partners to innovate with us. We are pleased to successfully collaborate with Gilat in this pilot that again demonstrates Honeywell’s leadership position in the connectivity market."

"Telesat is pleased to join forces with our longtime partner, Gilat, in achieving an additional remarkable milestone, this time using Gilat's ESA antenna over Ka-band capacity on Telesat's Telstar 19 VANTAGE GEO HTS," said Michel Forest, Director of Systems Engineering for the LEO Program at Telesat. "Gilat’s ESA innovations demonstrate the ability to access and unleash the throughput and performance of Ka-band HTS beams with a low-profile antenna as desired by airlines."

"The accomplishment of the successful in-flight demonstration of Gilat's IFC ESA terminal onboard Honeywell's commercial jetliner using Ka-band capacity on Telesat's Telstar 19 VANTAGE HTS demonstrates Gilat's innovation and progress for next-generation IFC ESA technology, and our ability to overcome massive technological challenges," said Liran Wiener, Director of SatCom On-the-Move Programs at Gilat. "This exciting solution meets the communication needs of the aero market including both commercial and smaller jets that until now could not be served efficiently by existing solutions and opens up great opportunity for Gilat both over GEO satellites and Non-GEO constellations."

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Doreet Oren, Director Corporate Communications
DoreetO@gilat.com

Comm-Partners LLC
June Filingeri, President
+1-203-972-0186
JuneFil@optonline.net